Exhibit 4.19

English Summary of the Equity Transfer Agreement between Beijing Syswin Xing Ye Real Estate Brokerage Company Limited and Ms. Ying Lu dated February 23, 2012

On February 23, 2012, Beijing Syswin Xing Ye Real Estate Brokerage Company Limited (the “Syswin Xing Ye”) enters into an equity transfer agreement (the “Agreement”) with Ms. Ying Lu (“Ying Lu”) to acquire 8% equity interest of Shenzhen Syswin Xing Ye Real Estate Brokerage Company Limited (“Shenzhen Syswin” or the “Target”), a limited liability company incorporated in Shenzhen which provides real estate agency services.

As of the date of the Agreement, Syswin Xing Ye and Ying Lu respectively holds 92% and 8% equity interest in the Target, which has certain wholly-owned subsidiaries and branches (collectively, the “Target’s Subsidiaries”).

Equity Transfer

Ying Lu shall transfer 8% equity interest in the Target to Syswin Xing Ye (the “Equity Transfer”). Upon completion of the Equity Transfer, 100% equity interest in the Target would be owned by Syswin Xing Ye.

Purchase Price

The purchase price for 8% equity interest in the Target shall be RMB0.8 million (the “Purchase Price”).

In consideration of the Purchase Price, Ying Lu shall transfer to Syswin Xing Ye: (i) 8% equity interest in the Target; (ii) the managing rights and all future income and benefits in the Target and Target’s Subsidiaries; and (iii) the benefits and interest in the Target and the Target’s Subsidiaries held by Ying Lu as of February 29, 2012, unless otherwise agreed upon.

Payment Schedule

Syswin Xing Ye shall pay RMB0.4 million to Ying Lu on February 29, 2012.

On the date immediately after the completion of the registration of the Equity Transfer with the Administration for Industry and Commerce of the PRC, Syswin Xing Ye shall pay RMB0.4 million to Ying Lu.

Corporate Governance

Shenzhen Syswin’s board shall consist of three members, two of which shall be appointed by Syswin Xing Ye and one of which shall be Ying Lu. Shenzhen Syswin shall pay Ying Lu a monthly director’s remuneration of RMB20,000 over one-year period commencing on February 29, 2012.

Representations and Warranties by Ying Lu

Ying Lu provides representations and warranties with respect to her ownership of 8% equity interest in the Target and such 8% equity interest being free of any encumbrances.

Dividend Distribution

Upon the effectiveness of the Agreement, Ying Lu is not entitled to any distribution to be made by the Target or the Target’s Subsidiaries. However, Ying Lu is entitled to 8% of the amount of account receivables to be collected pursuant to the equity transfer agreement between Syswin Xing Ye, Ying Lu, and Fantasia Holdings Group Co., Limited dated January 11, 2011, if such account receivables have been collected.